UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2023

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Explanatory Note

As we previously reported on our Current Report on Form 1-U filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2024, Fundrise East Coast Opportunistic REIT, LLC (the “Company”) has undertaken a restatement of its unaudited Consolidated Statements of Cash Flows (“CSOCF”) as of and for the six months ended June 30, 2023 and 2022, included in its Semiannual Report on Form 1-SA filed with the SEC on September 18, 2023 (the “Original Filing”). The Company is filing this Form 1-SA/A (the “Amendment”) to amend and restate certain items in the Original Filing, as further described below.

The Amendment is presented as of the filing date of the Original Filing and does not modify or update disclosures in any way other than as required to reflect the restatement, as described below. Accordingly, the Amendment should be read in conjunction with our filings with the SEC subsequent to the date on which we filed the Original Filing.

Background of Restatement

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the six months ended June 30, 2023, management concluded the Company’s disclosures regarding the Company’s CSOCF for the six month period ended June 30, 2022 should no longer be relied on because of an incorrect application of certain accounting principles in such CSOCFs. The Company determined that the CSOCF should be restated with respect to investing activities and financing activities related to the cash flows from acquisitions of rental real estate properties. The Company determined that financing for acquisitions received from third parties, unrelated to the seller, should have been classified as proceeds from financing activities, with corresponding constructive disbursements within investing activities, rather than as previously disclosed in the Supplemental Disclosure of Non-Cash Activity section. The identified error had no impact on the Company’s previously reported cash balances, Net decrease in cash and cash equivalents and restricted cash, Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Members’ Equity, or Net loss per basic and diluted common share.

In accordance with applicable SEC rules, the Amendment includes an updated signature page.

Refer to Note 10, Restatement of Financing and Investing Cashflows of Notes to Consolidated Unaudited Financial Statements included within “Item 3. Financial Statements” of this Semiannual Report for additional information and a summary of the accounting impacts of the restatement of the unaudited CSOCF.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information beginning on page 65 in our latest offering circular (our “Offering Circular”) qualified by the SEC, which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

The Company is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial, multifamily rental properties, and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Substantially commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 30 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023 and December 31, 2022, we had raised total gross offering proceeds of approximately $175.4 million and $174.9 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and the $3.1 million and $3.0 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,477,000 and 15,444,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2023, approximately $60.3 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$14.04	Form 1-U
March 31, 2022	$14.19	Form 1-U
June 30, 2022	$15.33	Form 1-U
September 30, 2022	$15.16	Form 1-U
December 31, 2022	$14.74	Form 1-U
March 31, 2023	$14.82	Form 1-U
June 30, 2023	$14.61	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2022 – 01/31/2022	0.0002739726	12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 – 02/28/2022	0.0002739726	01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726	02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726	03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 – 05/31/2022	0.0002739726	04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 – 06/30/2022	0.0002739726	05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 – 07/31/2022	0.0002739726	06/28/2022	10/12/2022	1.00%		Form 1-U
08/01/2022 – 08/31/2022	0.0001369863	07/27/2022	10/12/2022	0.50%		Form 1-U
09/01/2022 – 10/01/2022	0.0001369863	08/29/2022	10/12/2022	0.50%		Form 1-U
10/02/2022 – 10/31/2022	0.0001369863	10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	0.0001369863	10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	0.0001369863	11/29/2022	01/11/2023	0.50%		Form 1-U
01/01/2023 – 01/31/2023	0.0001369863	12/29/2022	04/12/2023	0.50%		Form 1-U
02/01/2023 – 02/28/2023	0.0001369863	01/30/2023	04/12/2023	0.50%		Form 1-U
03/01/2023 – 03/31/2023	0.0001369863	02/27/2023	04/12/2023	0.50%		Form 1-U
04/01/2023 – 04/30/2023	0.0001369863	03/29/2023	07/13/2023	0.50%		Form 1-U
05/01/2023 – 05/31/2023	0.0001369863	04/27/2023	07/13/2023	0.50%		Form 1-U
06/01/2023 – 06/30/2023	0.0001369863	05/26/2023	07/13/2023	0.50%		Form 1-U
07/01/2023 – 07/31/2023	0.0001369863	06/28/2023	10/21/2023	0.50%		Form 1-U
08/01/2023 – 08/31/2023	0.0001369863	07/28/2023	10/21/2023	0.50%		Form 1-U
09/01/2023 – 10/01/2023	0.0001369863	08/28/2023	10/21/2023	0.50%		Form 1-U
Weighted Average	0.0001827193(3)			0.70	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from September 1, 2021 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023 as of December 31, 2022, approximately 4,369,000 and 3,583,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the six months ended June 30, 2023, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from our investments in equity method investees and money market dividends. Additionally, as of March 2023, we have a lease in place which is now generating rental revenue from our investments in rental real estate properties. We also expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2023 and 2022, we had total consolidated net loss of approximately ($7.6) million and ($1.9) million, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $95,000 and $0, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to executing leases in place during the six months ended June 30, 2023 for the first time since placing the E66 Property in service at the end of 2022.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $156,000 and $35,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expense of approximately $1.5 million and $223,000, respectively. The increase in expense is primarily attributable to reclassifying a property from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in December 2022 resulting in recognizing a full six months of depreciation for the property during the six months ended June 30, 2023.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $731,000 and $745,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly net asset value, as the investment management fee is calculated as a percentage of net assets each quarter.

Property Operating and Maintenance

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expenses of approximately $664,000 and $140,000, respectively. The increase in property operating and maintenance expense is due to a full six months of operating expenses incurred for the Hagerstown property, which was acquired in June 2022. The increase is also attributable to the new leases executed in the first half of 2023 after placing the E66 Property in service at the end of 2022.

Other Income (Expenses)

Equity in Earnings (Losses)

For the six months ended June 30, 2023 and 2022, we had equity in earnings (losses) of approximately ($1.5) million and $190,000 from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to larger operating losses due to new asset acquisitions held by the co-investment equity method investments during the six months ended June 30, 2023.

Decrease in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2023 and 2022, we had a decrease in the fair value of the derivative financial instrument of approximately $93,000 and $610,000, respectively. The decrease in the fair value of our derivative financial instrument is a result of fair value remeasurement as of June 30, 2023 and 2022, respectively. See Note 6, Derivative Financial Instruments for further information.

Interest Expense

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $3.1 million and $170,000, respectively. The increase in interest expense is due to incurring a full six months of interest and amortization of deferred financing fees during the six months ended June 30, 2023 on the Credit Facility, which was entered into in June 2022.

Our Investments

As of June 30, 2023, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	Update
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	Update
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	N/A
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2023.

(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2023.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) and Co-Investment Arrangements in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,000	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2023, we had deployed approximately $119.7 million for ten investments and had approximately $11.5 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements for more information regarding National Lending. As of June 30, 2023, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding Company level debt (inclusive of accrued interest) of approximately $82.6 million and $81.4 million as of September 18, 2023 and June 30, 2023, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside. It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history). However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 9, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description
Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $14.61 due to a change in NAV. More information can be found here.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Status of our Offering	09/18/2023	As of September 18, 2023, we had raised total gross offering proceeds of approximately $175.7 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15.5 million of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$11,534	$15,920
Restricted cash	1,064	5,420
Real estate deposits	33	10,500
Other assets, net	1,209	299
Due from related party	294	342
Derivative financial instrument	1,928	2,020
Investment in rental real estate properties, net	133,620	134,836
Investments in equity method investees	56,307	48,384
Total Assets	$205,989	$217,721

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$738	$551
Due to related party	363	415
Note payable – related party	6,001	-
Settling subscriptions	21	-
Redemptions payable	5,635	6,501
Distributions payable	173	188
Rental security deposits and other liabilities	133	-
Credit facility	79,918	78,092
Total Liabilities	$92,982	$85,747

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,477,127 and 15,443,876 shares issued and 11,107,756 and 11,860,832 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	118,562	129,616
Retained Earnings (Accumulated deficit)	(5,555)	2,358
Total Members’ Equity	113,007	131,974
Total Liabilities and Members’ Equity	$205,989	$217,721

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Rental revenue	$95	$-
Other revenue	156	35
Total revenue	251	35

Expenses
Asset management and other fees – related party	731	745
General and administrative expenses	250	246
Depreciation and amortization	1,522	223
Property operating and maintenance	664	140
Total expenses	3,167	1,354

Other income (expenses)
Equity in earnings (losses)	(1,541)	190
Interest expense	(3,068)	(170)
Interest expense - related party	(10)	(5)
Decrease in fair value of derivative financial instrument	(93)	(610)
Total other income (expenses)	(4,712)	(595)

Net (loss) income	$(7,628)	$(1,914)

Net (loss) income per basic and diluted common share	$(0.65)	$(0.15)
Weighted average number of common shares outstanding, basic and diluted	11,665,217	12,616,519

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2022(*)	11,860,832	$129,616	$2,358	$131,974
Proceeds from issuance of common shares	33,251	492	-	492
Offering costs	-	(19)	-	(19)
Distributions declared on common shares	-	-	(285)	(285)
Redemptions of common shares	(786,327)	(11,527)	-	(11,527)
Net loss	-	-	(7,628)	(7,628)
June 30, 2023 (unaudited)	11,107,756	$118,562	$(5,555)	$113,007

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2021(*)	12,068,066	$133,159	$7,365	$140,524
Proceeds from issuance of common shares	803,748	11,267	-	11,267
Offering costs	-	(8)	-	(8)
Distributions declared on common shares	-	-	(629)	(629)
Distributions declared to joint venture partner(1)	-	-	(315)	(315)
Redemptions of common shares	(440,165)	(6,165)	-	(6,165)
Net loss	-	-	(1,914)	(1,914)
June 30, 2022 (unaudited)	12,431,649	$138,253	$4,507	$142,760

(1)	The Company’s equity distributions include approximately $315,000 of the Enclave at Lake Ellenor 1031 exchange post-close transaction to a joint venture partner.

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited) (Restated)
OPERATING ACTIVITIES:
Net (loss) income	$(7,628)	$(1,914)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,522	223
Amortization of deferred financing fees	567	69
Decrease in fair value of derivative financial instrument	92	610
Equity in (earnings) losses	1,541	(190)
Return on investment from equity method investees	549	211
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	(916)	366
Net (increase) decrease in due from related party	67	(79)
Net increase (decrease) in accounts payable and accrued expenses	187	(3,740)
Net increase (decrease) in due to related party	(52)	61
Net increase (decrease) in rental security deposits and other liabilities	133	-
Net cash provided by (used in) operating activities	(3,938)	(4,383)
INVESTING ACTIVITIES:
Investment in equity method investees	(10,204)	(6,951)
Return of investment from equity method investees	172	12,681
Acquisition of rental real estate properties	-	(96,568)
Capital expenditures related to rental real estate properties	(299)	-
Improvements of real estate held for improvement	-	(3,933)
Issuance of deposits	(33)	(12,753)
Release of deposits	10,500	2,503
Net cash provided by (used in) investing activities	136	(105,021)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	492	10,855
Proceeds from advances on credit facility	1,259	75,736
Redemptions paid	(12,393)	(4,770)
Distributions paid to joint venture partner	-	(315)
Distributions paid on common shares	(300)	(939)
Proceeds from note payable – related party	10,000	-
Repayment of note payable – related party	(4,000)	-
Offering costs paid	(19)	-
Proceeds from settling subscriptions	21	6
Net cash provided by (used in) financing activities	(4,940)	80,573

Net increase (decrease) in cash and cash equivalents and restricted cash	(8,742)	(28,831)
Cash and cash equivalents and restricted cash, beginning of period	21,340	58,999
Cash and cash equivalents and restricted cash, end of period	$12,598	$30,168

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Increase to Capitalized Deferred financing fees due to credit facility advance	$-	$590
Increase to Derivative financial instrument due to credit facility advance	$-	$1,515
Increase to Prepaids due to credit facility advance	$-	$138
Settlement of settling subscription	$-	$404
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$-	$1,189
Distributions receivable	$19	$30
Reclass of Deposits to Investment in rental real estate properties	$-	$10,250
Amortization of leasing commissions	$3	$-
Amortization of deferred leasing costs	$3	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid – related party note	$9	$-
Cash interest paid – credit facility	$2,477	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange. As of June 30, 2023, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $60.7 million of shares on December 30, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company has net common shares outstanding of approximately 11,108,000 and 11,861,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2023 and December 31, 2022, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of June 30, 2023 and December 31, 2022, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2023 and December 31, 2022, third parties had purchased approximately 239,000 and 236,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,121,000 and $3,066,000, respectively. As of June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $175.4 million and $174.9 million, respectively, and the total amount of settling subscriptions was approximately $21,000 and $0, respectively. These amounts were offered at a $14.82 and $15.16 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2023 and 2022, approximately $0 and $8,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs as of June 30, 2023. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $19,000 and $8,000, respectively. As of June 30, 2023 and December 31, 2022, $0 and $26,000 were payable, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and June 30, 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	20 – 30 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairments occurred.

Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, there are no gross deferred tax assets or liabilities.

As of June 30, 2023, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2023	$506
2024	887
2025	922
2026	959
2027	998
Thereafter	6,454
Total	$10,726

For the six months ended June 30, 2023, one tenant accounted for 100% of rental revenue. The Company had no tenants in 2022.

Other revenue primarily consists of money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$48,384	$57,114
Additional investments in equity method investees	10,204	8,602
Repayment of equity method investees	-	(5,325)
Distributions received	(740)	(13,718)
Equity in earnings (losses) of equity method investees	(1,541)	1,711
Ending balance	$56,307	$48,384

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of June 30, 2023(a)	Mezza JV LP As of June 30, 2023(b)	Hampton Station Holdings, LLC As of June 30, 2023(c)
Real estate assets, net	$17,665	$55,154	$28,860
Other assets	2,507	2,058	512
Total assets	$20,172	$57,212	$29,372

Mortgage notes payable, net	$15,183	$52,531	$4,893
Other liabilities	200	908	850
Equity	4,789	3,773	23,629
Total liabilities and equity	$20,172	$57,212	$29,372
Company’s equity investment, net	$3,315	$1,893	$5,153

Condensed balance sheet information (continued):	National Lending, LLC As of June 30, 2023(d)		Fundrise Industrial JV 1, LLC As of June 30, 2023(e)	Fundrise Industrial JV 2, LLC As of June 30, 2023(f)
Real estate assets, net	$-		$32,045	$344,412
Other assets	68,637	(1)	3,520	30,545
Total assets	$68,637		$35,565	$374,957

Mortgage notes payable, net	$-		$16,503	$166,744
Other liabilities	3		142	3,854
Equity	68,634		18,920	204,359
Total liabilities and equity	$68,637		$35,565	$374,957
Company’s equity investment, net	$10,374		$15,136	$20,436

Condensed income statement information (continued):	Insight Two LLC For the Six Months Ended June 30, 2023(a)	Mezza JV LP For the Six Months Ended June 30, 2023(b)	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2023(c)
Total revenue	$1,298	4,145	563
Total expenses	1,245	3,817	715
Net income (loss)	$53	328	(152)
Company’s equity in income (loss)	$51	190	(39)

Condensed income statement information (continued):	National Lending, LLC For the Six Months Ended June 30, 2023(d)	Fundrise Industrial JV 1, LLC For the Six Months Ended June 30, 2023(e)	Fundrise Industrial JV 2, LLC For the Six Months Ended June 30, 2023(f)
Total revenue	$1,793	238	5,440
Total expenses	27	2,452	7,829
Net income (loss)	$1,766	(2,214)	(2,389)
Company’s equity in income (loss)	$267	(1,771)	(239)

(1)	Approximately $45.6 million of Other assets are promissory notes receivable from other eREITs. See Note 9, Related Party Arrangements for further information regarding National Lending.

The Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(c)	Acquired in 2019, an 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of June 30, 2023 and December 31, 2022, our member interest in Hampton Station Holdings, LLC were 25.9% and 30.7%, respectively.

(d)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending

(e)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

(f)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned assets: 215 N 143rd Ave., 22480 Randolph Drive, 7441 Candlewood Road, Aerotropolis, 910 W. Carver, S. Hardy, 4653 Nall Road, Cubes at Glendale, and 215 Interchange, which are industrial rental properties in Goodyear, AZ, Sterling, VA, Hanover, MD, Atlanta, GA, Tempe, AZ, Tempe, AZ, Farmers Branch, TX, Litchefield Park, AZ, and Las Vegas, NV; respectively.

On June 13, 2022, FRIND-VB143, LLC, FRIND-Randolph, LLC, FRIND-Candlewood, LLC, FRIND-Aerotropolis, LLC, and FRIND-Carver, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $81.0 million. The loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into agreements with FRIND-Carver, LLC and FRIND-VB143, LLC whereby the Company partially guarantees interest payments for the subsidiaries until the mortgaged properties achieve full stabilization. As of June 30, 2023, the Company has not made any interest payments associated with these guarantees.

On June 22, 2022, FRIND-Tarbay, LLC, a subsidiary of Fundrise Industrial JV 1, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $16.8 million. The loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. The Company also entered into an agreement with FRIND-Tarbay, LLC whereby the Company partially guarantees interest payments for the subsidiary until the mortgaged property achieves full stabilization. As of June 30, 2023, the Company has not made any interest payments associated with this guarantee.

On April 6, 2023, FRIND-Cubes, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with PCRED II Holding XX LLC in the amount of $58.0 million. The loan has a maturity date on April 7, 2025 and bears a floating interest rate benchmarked at SOFR + 4.0%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of June 30, 2023, the Company has not made any interest payments associated with this guarantee.

On June 6, 2023, FRIND-215 Interchange, LLC, a subsidiary of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with J.P Morgan in the amount of $42.0 million. The loan has a maturity date on July 1, 2026 and bears a floating interest rate benchmarked at SOFR + 2.4%. The Company is named as a carve-out guarantor in the loan and is required to meet certain financial covenants. As of June 30, 2023, the Company has not made any interest payments associated with this guarantee.

As of December 31, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of December 31, 2022	Mezza JV LP As of December 31, 2022	Hampton Station Holdings, LLC As of December 31, 2022
Real estate assets, net	$18,438	$55,447	$24,575
Other assets	432	1,051	1,427
Total assets	$18,870	$56,498	$26,002

Mortgage notes payable, net	$15,233	$52,028	$5,151
Other liabilities	200	424	1,351
Equity	3,437	4,046	19,500
Total liabilities and equity	$18,870	$56,498	$26,002
Company’s equity investment, net	$3,265	$2,345	$5,194

Condensed balance sheet information (continued):	National Lending, LLC As of December 31, 2022		Fundrise Industrial JV 1, LLC As of December 31, 2022	Fundrise Industrial JV 2, LLC As of December 31, 2022
Real estate assets, net	$-		$32,644	$178,259
Other assets	66,577	(1)	4,570	18,803
Total assets	$66,577		$37,214	$197,062

Mortgage notes payable, net	$-		$16,473	$79,970
Other liabilities	-		487	4,390
Equity	66,577		20,254	112,702
Total liabilities and equity	$66,577		$37,214	$197,062
Company’s equity investment, net	$10,107		$16,203	$11,270

Condensed income statement information:	Fundrise Insight Two LLC For the Year Ended December 31, 2022	Verse JV LP For the Period January 1, 2022 to August 16, 2022(2)
Total revenue	$2,440	$2,846
Total expenses	2,449	2,576
Net income (loss)	$(9)	$270
Company’s equity in income (loss)	$(8)	$2,105	(3)

Condensed income statement information (continued):	Mezza JV LP For the Year Ended December 31, 2022	Hampton Station Holdings, LLC For the Year Ended December 31, 2022
Total revenue	$8,012	$1,087
Total expenses	7,397	1,040
Net income (loss)	$615	$47
Company’s equity in income (loss)	$357	$14

Condensed income statement information (continued):	National Lending, LLC For the Year Ended December 31, 2022	Fundrise Industrial JV 1, LLC For the Year Ended December 31, 2022	Fundrise Industrial JV 2, LLC For the Year Ended December 31, 2022
Total revenue	$1,418	$2,669	$6,899
Total expenses	59	3,355	10,896
Net income (loss)	$1,359	$(686)	$(3,997)
Company’s equity in income (loss)	$192	$(549)	$(400)

(1)	Approximately $40.5 million of Other assets are promissory notes receivable from other eREITs. See Note 9, Related Party Arrangements for further information regarding National Lending.

(2)	Condensed results of operations are up to the period of disposal.

(3)	The Company’s equity in net income of investee is inclusive of the gain on sale of the investment of approximately $2.0 million.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$23,771	$23,771
Building and building improvements	104,482	104,182
Site improvements	8,462	8,462
Total gross investment in rental real estate properties	$136,715	$136,415
Less: Accumulated depreciation	(3,095)	(1,579)
Total investment in rental real estate properties, net	$133,620	$134,836

As of June 30, 2023 and December 31, 2022, we had invested in two investments in rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of June 30, 2023 and December 31, 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $1.5 million and $223,000 of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the six months ended June 30, 2023.

The following table summarizes the asset acquisition allocation for our investment in rental real estate properties acquired during the year ended December 31, 2022 (amounts in thousands):

Hagerstown Crossroads Property
Land and improvements	$16,712
Building and building improvements	90,140
Total purchase price(1)	$106,852

(1)	The key components of the $106.9 million purchase price for the Hagerstown Crossroads Property includes approximately $32.9 million of 1031 Exchange funds, approximately $56.4 million of the Credit Facility, approximately $10.3 million of deposits, and approximately $33,000 of pre-acquisition expenses.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrower”), which are real property-controlled subsidiaries of the Company, executed an agreement with PCRED II Lending I LLC for a Credit Facility of up to $95.0 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25%. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility matures on July 7, 2024, with three twelve-month extension options until July 7, 2027.

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $1.7 million and $101,000 and amortized approximately $414,000 and $69,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the Hagerstown Crossroads Property, respectively. For the six months ended June 30, 2023, we incurred interest expense of approximately $761,000 and amortized approximately $154,000 of deferred financing fees into interest expense on the consolidated statement of operations related to the E66 Property. For the six months ended June 30, 2022, we capitalized interest of approximately $42,000 and amortized approximately $26,000 of deferred financing fees into capitalized interest related to the E66 property as the property was in development.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor. The loan agreement also contains a requirement for quarterly monitoring of the named Borrower’s debt service coverage ratio and debt yield ratio. If the Borrower does not meet these quarterly minimum compliance requirements, it is required to fund a yield maintenance reserve account. During the six months ended June 30, 2023 and 2022, the Company has funded approximately $2.5 million and $0 into this yield maintenance reserve account, respectively. These amounts are classified as restricted cash on the Company's consolidated balance sheet. The Company continues to actively monitor these quarterly requirements.

The following is a summary of the Credit Facility secured by the Company’s properties as of June 30, 2023 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of June 30, 2023
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2024	SOFR + 3.25%	$80,959	(1)

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $1.2 as of June 30, 2023 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

The $79.7 million was used to acquire the Hagerstown Crossroads Property and refinance the E66 Property. The $79.7 million used from the Credit facility includes approximately $63.6 million which was used towards investments in rental real estate properties, approximately $1.5 million which was used to purchase the derivative financial instrument (see Note 6, Derivative Financial Instruments), approximately $138,000 which was an increase to prepaids, approximately $2.3 million was used to pay deferred financing fees, and the remaining $12.1 million were the net proceeds from the advance on Credit Facility. Refer to our consolidated statement of cash flows for additional details regarding the acquisition of the Hagerstown Crossroads Property.

The following table presents the future principal payments due under the Company’s Credit Facility as of June 30, 2023 (dollar amounts in thousands):

Year	Amount
2023	$-
2024	80,959
2025	-
2026	-
2027 and thereafter	-
Total	$80,959

6.	Derivative Financial Instruments

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on July 7, 2024. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the six months ended June 30, 2023 and June 30, 2022, we recorded a decrease in the fair value of the interest rate cap of approximately $93,000 and $610,000, which is reflected as “Decrease in fair value of derivative financial instruments” in our consolidated statements of operations.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of June 30, 2023 and December 31, 2022 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2023	Fair Value as of December 31, 2022
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$1,928	$2,020

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outline the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 through February 28, 2023	0.0001369863	$58		01/30/2023	$58	04/12/2023
March 1, 2023 through March 31, 2023	0.0001369863	54		02/27/2023	54	04/12/2023
April 1, 2023 through April 30, 2023	0.0001369863	45		03/29/2023	-	07/21/2023
May 1, 2023 through May 31, 2023	0.0001369863	42		04/27/2023	-	07/21/2023
June 1, 2023 through June 30, 2023	0.0001369863	44		05/26/2023	-	07/21/2023
July 1, 2023 through July 31, 2023	0.0001369863	42	(2)	06/28/2023	-	10/21/2023
Total		$285	(1)		$112

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0002739726	$107		01/28/2022	$107	04/12/2022
March 1, 2022 through March 31, 2022	0.0002739726	117		02/25/2022	117	04/12/2022
April 1, 2022 through April 30, 2022	0.0002739726	99		03/30/2022	99	07/12/2022
May 1, 2022 through May 31, 2022	0.0002739726	103		04/27/2022	103	07/12/2022
June 1, 2022 through June 30, 2022	0.0002739726	100		05/27/2022	100	07/12/2022
July 1, 2022 through July 31, 2022	0.0002739726	103		06/28/2022	103	10/12/2022
August 1, 2022 through August 31, 2022	0.0001369863	61		07/27/2022	61	10/12/2022
September 1, 2022 through October 1, 2022	0.0001369863	60		08/29/2022	60	10/12/2022
October 2, 2022 through October 31, 2022	0.0001369863	46		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0001369863	48		10/28/2022	-	01/11/2023
December 1, 2022 through December 31, 2022	0.0001369863	47		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0001369863	47	(3)	12/29/2022	-	04/12/2023
Total		$938	(1)		$750

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the six months ended June 30, 2023 and year ended December 31, 2022, total distributions declared to related parties were approximately $0 and $1,000, respectively. Additionally, the total distribution does not include approximately $315,000 distribution on the Enclave at Lake Ellenor 1031 exchange post-close transaction to a third party.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2023 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $50,000.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, real estate deposits, notes payable to related parties, outstanding principal on the Credit Facility, and the derivative financial instrument.

The carrying amount of the Company’s cash and cash equivalents as of June 30, 2023 approximates fair value due to its short-term nature.

The only asset or liability as of June 30, 2023 and December 31, 2022 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of June 30, 2023 and December 31, 2022, management estimated the fair value of our derivative financial instrument to be approximately $1.9 million and $2.0 million, respectively. We classify this fair value measurement as Level 2 as we use significant other observable inputs.

As of June 30, 2023 and December 31, 2022, the Credit Facility’s outstanding principal carrying value was approximately $80.9 million and $79.7 million, respectively, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $4,000 and $3,000 of operational costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $0 and $4,000 were due and payable, respectively.

The Company will pay the Manager a quarterly Investment management fee of one-fourth of 0.85% at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its Investment management fee, in whole or in part. The Manager will forfeit any portion of the Investment management fee that is waived.

During the six months ended June 30, 2023 and 2022, we have incurred Investment management fees of approximately $732,000 and $745,000, respectively. As of June 30, 2023 and December 31, 2022, approximately $361,000 and $398,000 of Investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2023 and 2022, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2023 and 2022.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2023 and December 31, 2022, no disposition fees were incurred or payable to the Manager.

Development eREIT

The Company entered into a license agreement with Development eREIT during the year ended December 31, 2021, in which Development eREIT licensed to the Company possession of a property owned by Development eREIT in exchange for a license fee payable to Development eREIT in monthly installments. For the six months ended June 30, 2023 and 2022, the Company incurred approximately $0 and $45,000 in fees to Development eREIT for possession of the property. As of June 30, 2023 and December 31, 2022, no license fees were due and payable to Development eREIT.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $4,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $0 and $239,000 of reimbursable operating costs on behalf of our Co-Investments. As of June 30, 2023 and December 31, 2022, $276,000 and $322,000 remained payable to the Company, respectively. The $276,000 payable as of June 30, 2023 is related to expenses incurred by the Company during the second half of 2022.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P..

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $52,000 and $48,000 of operational costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $2,000 and $13,000 were due and payable, respectively.

As of June 30, 2023 and December 31, 2022, the Company's cumulative acquisition fees related to investments in real estate properties paid to the Sponsor were $0 and $1.0 million, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $9.7 million for an 15.1% and an 15.2% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

As of June 30, 2023, we had entered into the following promissory notes with National Lending (in thousands):

Loan Amount	Maturity Date	Interest Rate	Balance as of June 30, 2023
$4,000	03/31/2024	6.00%	$-
$6,000	06/30/2024	6.00%	$6,000

As of December 31, 2022, we had entered into the following promissory note with National Lending:

Loan Amount	Maturity Date	Interest Rate	Balance as of December 31, 2022
$1,500	05/31/2023	3.50%	$-

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $10,000 and $5,000, respectively, in interest expense on notes with National Lending. As of June 30, 2023 and December 31, 2022, we had outstanding accrued interest of approximately $1,000 and $0, respectively, due to National Lending.

10.	Restatement of Financing and Investing Cashflows

Approximately $63.6 million was previously disclosed in the Supplemental Disclosure of Non-Cash Activity section of the Consolidated Statements of Cash Flow as “Increase to investments in real estate properties due to Credit Facility advance” representing a portion of the June 2022 Hagerstown Crossroads Property transaction that was financed with our Credit Facility (see Note 5, Credit Facility). The 2022 comparative financing and investing cash flow sections have been restated to gross up this amount as both a constructive outflow in Investing Activities within Acquisition of rental real estate properties and an equivalent constructive inflow in Financing Activities within Proceeds from advances on Credit Facility, and this amount was removed from the Supplemental Disclosure of Non-Cash Financing Activity section. This restatement to the 2022 cash flow classification has no impact on the previously reported Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Members’ Equity, Net decrease in cash and cash equivalents and restricted cash, or Net loss per basic and diluted common share.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2023 for potential recognition or disclosure.

Offering

As of September 18, 2023, we had raised total gross offering proceeds of approximately $175.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 15.5 million of our common shares.

Additional Draw on the Credit Facility

As of September 18, 2023, Hagerstown Crossroads Property and the E66 Property drew an additional $1.2 million on the existing Credit Facility entered with PCRED II Lending I LLC.

Amendment to the Company’s Amended and Restated Operating Agreement

On May 23, 2023, the Company provided notice to its shareholders of a shareholder vote to amend and restate the Company’s Amended and Restated Operating Agreement, dated as of September 30, 2016 (the “Proposed Amendment”). The Proposed Amendment is to add the ability for the Company to engage affiliates of its manager to provide certain services to the Company at or below market rates, which will not reduce the amount of other fees, in line with other programs. The Proposed Amendment was consented to by a majority of the outstanding shares, with over 92% of participating shareholders approving. On August 11, 2023, the Company’s Second Amended and Restated Operating Agreement, effective as of January 1, 2023, was executed.

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLCAmended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)
6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on May 2, 2024.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	May 2, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	May 2, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)